Filed by EchoStar Communications
                                     Corporation Pursuant to Rule 425
                                     under the Securities Act of 1933 and
                                     deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of
                                     1934

                                     Subject Company: Hughes Electronics
                                     Corporation
                                     Commission File No. 0-26035

                                     Date: August 6, 2001


EchoStar Announces Proposal to Combine With Hughes Electronics for $32 Billion, or $23 Per GMH Share

Combination Would Establish Only Fully Competitive Alternative To U.S. Cable/Broadband Providers, Providing Consumers More Channels, Better Service, Greater Access To Broadband Services and Competitive Pricing

Synergies Could Create Up To Additional $56 Billion

LITTLETON, Colo.--Aug. 5, 2001-- EchoStar Communications Corporation (NASDAQ:
DISH) today announced that it has made a proposal to General Motors Corporation (NYSE: GM) to combine with Hughes Electronics Corporation in a tax-free, all-stock transaction. The holders of shares of Hughes tracking stock (NYSE:
GMH) would receive EchoStar common stock.

An EchoStar/Hughes combination would:

    - Provide superior opportunity for GMH and GM shareholders to maximize the value of their investment in Hughes;

    - Establish the only fully competitive alternative to powerful U.S. cable/broadband providers, particularly important in light of increasing consolidation among the nation's large cable providers; and

    - Boast a national footprint, with access to virtually all 100 million U.S. TV households.

Highlights of EchoStar's proposal include:

    - GMH shareholders to receive 0.75 EchoStar shares for each GMH share, or $22.83 per GMH share based on EchoStar's closing stock price of $30.44 on August 3, 2001, representing a premium to GMH shareholders of approximately 18 percent before the impacts of significant synergies;

    - Hughes valued at $32.3 billion based on EchoStar's closing stock price of $30.44


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         on August 3, 2001, including the assumption of $1.9 billion of Hughes debt, before taking into account the enormous value of the synergies that could be generated from the combination;

    - Vast synergies of up to approximately $56 billion, net present value, expected from the combination, to be shared by GMH, GM and EchoStar shareholders as well as consumers;

    - Synergies could provide GMH shareholders with up to an additional $37 billion net present value, or approximately $26 per GMH share, making the total value of EchoStar's proposal as much as $49 per GMH share;

    - Synergies could provide General Motors shareholders with up to an additional $11 billion net present value, or approximately $20 per GM share, making the total value of EchoStar's proposal as much as $38 per GM share; and

    - GM and GMH shareholders would together own approximately 66% of the fully diluted equity in a combined company.

"This is an extremely compelling combination for GM, GMH and EchoStar shareholders," said EchoStar Chairman and CEO, Charles Ergen. "The combination of EchoStar and Hughes could create unparalleled synergies that will substantially increase the value of the combined company. The GM board of directors now has the opportunity to deliver that enormous value to GM and GMH shareholders.

"The new company would have enhanced scale to compete effectively against the large U.S. cable and broadband providers - a critical factor given increasing consolidation in the cable industry. All shareholders will benefit from the massive synergy opportunities that could be created by this combination and the proven ability of EchoStar to consistently deliver shareholder value.

"U.S. consumers would also benefit from the combined company's ability to enter new markets with local service, provide additional content, increase HDTV offerings, accelerate the introduction of next-generation broadband services and offer nationwide competitive pricing. Together, EchoStar and Hughes can also provide a range of services that will bridge the `digital divide' - providing high-speed broadband solutions to consumers and businesses in rural areas otherwise far from the information superhighway. We are confident that this transaction will receive the necessary regulatory approvals."

Attached is the full text of the August 5, 2001 letter from Charles W. Ergen, chairman and chief executive officer of EchoStar, to General Motors' Board of
Directors:

Board of Directors
General Motors Corporation
300 Renaissance Center
Detroit, MI 48265-3000
Attention: Jack F. Smith, Jr., Chairman

Dear Members of the Board:

During the last several months, we have discussed with representatives of both General Motors and Hughes Electronics a combination of Hughes and EchoStar that would establish the only fully competitive alternative to the powerful U.S. cable/broadband providers. The combined company's unrivaled satellite network and subscriber base would enable it to achieve greater profitability than either company would be able to achieve on its own.

Unfortunately, Hughes' and DirecTV's senior management have recently informed us that they do not intend to pursue further discussions with EchoStar. In light of the enormous benefits of our proposed combination, we are submitting this proposal directly to you for your consideration. We are confident that your shareholders will be supportive of our proposal and enthusiastic about the extraordinary potential of this combination. We note that eight of GMH's top ten institutional shareholders are also holders of EchoStar common stock.

Under the terms of our proposal, EchoStar would issue 0.75 shares of common stock for each GMH share, equivalent to $22.83 per GMH share based on EchoStar's closing stock price of $30.44 on August 3, 2001. This represents a premium to GMH shareholders of approximately 18 percent based on the closing price of GMH shares on the same date. Our tax-free proposal represents total equity consideration of approximately $32 billion to GMH and General Motors shareholders. Based on the number of outstanding common shares on a fully diluted basis, GMH shareholders and General Motors would own approximately 66 percent of the common equity of the combined company, and EchoStar shareholders would own approximately 34 percent. EchoStar would also assume approximately $1.9 billion of Hughes debt. General Motors' current approximately 30 percent economic interest in Hughes would convert into EchoStar common stock with a value of approximately $10 billion, or over $17 per GM share, before expected synergies.

In addition to our $32 billion proposal, we have identified synergies with a net present value of up to $56 billion, to be shared by GMH, GM and EchoStar shareholders as well as consumers, that we believe could be achieved through a combination of cost savings and the unparalleled growth opportunities inherent in a Hughes/EchoStar combination. These expected synergies could be the equivalent of an additional $26 per GMH share. Therefore, our proposal in total could provide GMH shareholders with as much as $49 per GMH share. For General Motors, the total potential value including expected synergies could be equivalent to $21 billion, or approximately $38 per GM share.

We have identified potential cost savings with a net present value of approximately $36 billion from, among other things:

    -    Reduced programming costs as a result of a larger subscriber base;

    - Lower subscriber acquisition costs due to economies of scale - without increasing costs to the consumers;

    - Reduced subscriber churn due to increased services and higher customer loyalty; and

    -    Elimination of duplicative general and administrative expenses.

Revenue opportunities with a net present value of $20 billion could be generated from the following:

    - Bridging the digital divide by providing immediate and high-speed broadband solutions to consumers and businesses in less densely populated areas;

    - More than doubling the number of communities that have satellite access to local programming, including news, sports and weather;

    - Higher advertising and interactive revenue as a result of a larger subscriber base and a broad, national reach; and

    - Unmatched capacity, enabling the combined company to be the undisputed leader in the rapidly growing HDTV market. The number of HDTV households is expected to grow at a CAGR of over 60 percent through 2005;

    - Expanded product offerings including specialty content channels, video-on-demand (VoD), and Pay Per View driving sizeable growth in annual revenue per subscriber.

As we indicated in our prior discussions, we were prepared to structure the transaction so that General Motors would have been able to receive a significant portion of its consideration in cash. That structure would have given GM the option to require EchoStar to purchase PanAmSat from Hughes for a combination of cash and EchoStar common stock prior to the merger of Hughes and EchoStar, enabling General Motors to quickly convert a significant portion of its economic interest in Hughes into cash. Additionally, we were prepared to enter into joint operating agreements with Hughes in advance of the merger that would have allowed GMH shareholders to begin to reap a meaningful portion of the benefits to be created by the Hughes/EchoStar combination even before the merger would have been completed. Because Hughes has indicated an unwillingness to pursue this route -- and we believe the combination of EchoStar and Hughes will create tremendous value -- we are now proposing an all-stock offer to you and your shareholders in this letter.

We are confident GMH shareholders would welcome the opportunity to participate in the upside potential of a combined Hughes/EchoStar. Industry analysts already recognize the compelling logic of this combination. In addition, EchoStar common stock represents a very attractive and liquid currency for GMH shareholders.

Since January 1, 1998, EchoStar common stock has appreciated in value by 1,354 percent, representing an annual rate of return of 111 percent. This compares favorably to the annual rate of return of 13, 6, and 26 percent for GMH shares, the S&P 500 and a five-company Cable Index, respectively, over the same period of time.

[Chart showing the movement since January 1, 1998 in the stock prices of EchoStar, GM, GMH, NewsCorp and a cable composite index consisting of Cox, Cablevision, Adelphia, Charter and Comcast.]

EchoStar also enjoys a strong balance sheet, and our anticipated pro forma debt of approximately $430 per subscriber and net debt of $220 per subscriber would be significantly lower than any of the top ten multi-channel television providers.

We would welcome the opportunity to meet with you at the earliest possible time to reach agreement on a transaction to capture extraordinary value for our respective shareholders. Our management team and advisors are committed to devoting whatever resources are necessary to immediately complete our due diligence and finalize mutually acceptable definitive agreements on appropriate and customary terms. We have also given careful consideration to the regulatory approvals this transaction would require. After extensive review by antitrust experts, including David Boies, we are confident we can obtain such approvals in a reasonable timeframe. In our discussions with your negotiating team, we were pleased that you acknowledged that regulatory approval of our proposed transaction is likely.

To ensure that your shareholders are apprised of the extraordinary value afforded by a Hughes/EchoStar combination, we are publicly releasing the text of this letter.

We look forward to your response. Very truly yours,

 /s/
 Charles W. Ergen
 Chairman and Chief Executive Officer

Advisors

Sullivan & Cromwell is serving as legal counsel and Boies, Schiller & Flexner LLP is serving as antitrust counsel to EchoStar.

About EchoStar Communications Corp.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as fully MPEG-2/DVB compliant hardware and installation. DISH Network was ranked number one in overall customer satisfaction among cable/satellite TV subscribers by J.D. Power and Associates in 1999 and 2000. EchoStar is included in the Nasdaq-100 Index (NDX), which contains the largest non-financial companies on the Nasdaq Stock Market. DISH Network currently serves over 6 million customers.

Caution Concerning Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of EchoStar Communications Corporation ("EchoStar") or a combined EchoStar and Hughes Electronics Corporation ("Hughes") to differ materially, many of which are beyond the control of EchoStar include, but are not limited to, the following:
(1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;
(2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability by EchoStar to obtain certain retransmission consents; (9) EchoStar's inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in EchoStar's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this press release.

Financial Analyst Meeting, Teleconference, and Webcast:

EchoStar will host an in-person financial analyst meeting on Monday, August 6, 2001 at 10:00 a.m. (EDT) to discuss its proposal. The meeting will be held in Versailles Room at the St. Regis Hotel, located at 2 East 55th St., between Park and Madison Avenues.

Investors, and others that are unable to attend the meeting may participate by dialing 1-800-553-3709 (Domestic) or 1-303-267-1006 (International). Due to the expected number of participants, please call at least 15 minutes before the conference is scheduled to begin. Ask to be connected to the EchoStar teleconference. A replay of the meeting will be available by dialing 1-800-625-5288 (Domestic) or 1-303-804-1855 (International) and entering identification number 9002.

A live Internet broadcast of the meeting will also be available at www.echostar.com by clicking on an available audio link. The meeting will also be archived on the company's web site for replay purposes for two working days after the live broadcast. Real Network's Real Player or Microsoft Media Player is required to access the Webcast. They can be downloaded from www.real.com or www.microsoft.com.

Press Teleconference Information:

EchoStar will also host a press teleconference Monday, August 6, 2001 at 12:00 p.m. (EDT) to discuss its proposal. The dial in number is 1-800-553-3709 (Domestic) or 1-303-267-1006 (International). A replay of the press telelconference will be available by dialing 1-800-625-5288 (Domestic) or 1-303-804-1855 (International) and entering identification number 9003.

Other Information:

A copy of the graph that is included in the attached letter that compares EchoStar's stock price appreciation since January 1, 1998 offering to GMH shares, the S&P 500 and Cable Index will be available on EchoStar's website at www.dishnetwork.com.

CONTACTS: Analysts:

          EchoStar Communications Corporation

          Jason Kiser, 303/723-2210

          or

          Media:

          EchoStar Communications Corporation

          Judianne Atenacio, 303/723-2010

          303/886-3950 (Cell)

          or

          Citigate Sard Verbinnen

          Drew Brown/Jim Barron/Jonathan Gasthalter

          212/687-8080

INFORMATION REGARDING PARTICIPANTS

Echostar and the following persons may be deemed to be "participants" on behalf of EchoStar in the solicitation of proxies from GM and GMH shareholders.

Charles W. Ergen            Chairman and Chief Executive Officer
David K. Moskowitz          Senior Vice President,General Counsel and Secretary
Michael R. McDonnell        Senior Vice President and Chief Financial Officer
Jason Kiser                 Treasurer

As of August 6, 2001 EchoStar beneifically owned 1,000 shares of GeneralMotors common stock and 185,000 shares of Hughes tracking stock. Mr. Ergen beneficially owns approximately 1,000 shares of General Motors common stock and approximately 10,000 shares of Hughes tracking stock.

Other than as set forth herein, as of the date hereof, neither EchoStar nor any of the other participants listed above has any substantial interest, direct or indirect, by security holdings or otherwise, in General Motors or Hughes.

Subject to future developments, EchoStar may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the reigstration statement (when and if available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corp., 5701 South Santa Fe Drive, Little, CO 80120, Attention:
Investor Relations.